UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CONTINENTAL RESOURCES GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21201Q105
(CUSIP Number)

Barry Honig
4400 Biscayne Boulevard
Miami, Florida 33137

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2011
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21201Q105

1.             Names of Reporting Persons

Barry Honig

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.             SEC Use Only

4.             Source of Funds (See Instructions)

PF / AF

5.             Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

U.S.A. / Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,228,833(1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.            Aggregate Amount Beneficially Owned by Each Reporting Person

  3,228,833(1)(2)(3)

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☒

13.            Percent of Class Represented by Amount in Row (11)

 3.4%(3)(4)

14.            Type of Reporting Person (See Instructions)
 IN – Individual

(1)	The Reporting Person voluntarily reports direct and indirect holdings of the Issuer’s Common Stock.
(2)
Of the 3,228,833 shares, 2,685,000 shares are directly owned by the Reporting Person and 543,833 shares are owned as follows: (i) 200,000 shares are owned by GRQ Consultants, Inc. (“GRQ”), a company controlled by the Reporting Person; (ii) 318,833 shares are owned by GRQ’s 401K plan; and (iii) 25,000 shares are owned by GRQ’s Roth 401K plan.

(3)
Excluded from the aggregate beneficially owned shares are (i) 150,000 shares are owned by Alan Honig, father of the Reporting Person and custodian for shares held by the Reporting Person’s minor children; and (ii) 3,535,000 shares are owned by various Uniform Transfer to Minor Act accounts for which Alan Honig is custodian.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares owned in the name of Alan Honig or by accounts for which Alan Honig is custodian. Although the Reporting Person disclaims beneficial ownership of such shares, if aggregated, the percent of class represented by the aggregate amount beneficially owned and the excluded shares would be 7.3%.

(4)	Based on 95,119,018 shares outstanding as of November 10, 2011.

Item 1.                      Security and Issuer

         This Schedule 13D relates to shares of the common stock, par value $0.0001 per share, of Continental Resources Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 3266 W. Galveston Drive, #101, Apache Junction, Arizona 85120.

Item 2.                      Identity and Background

(a)	This statement is being filed by Barry Honig (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)	NA.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America

Item 3.                      Source and Amount of Funds or Other Consideration

Barry Honig acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, Mr. Honig may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by Mr. Honig, Mr. Honig's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, Mr. Honig reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise. The Reporting Person assumes no obligation to update the information provided herein in the event of any changes to the Reporting Person's beneficial ownership.

Item 4.                      Purpose of Transaction

All of the Issuer’s securities owned by Barry Honig have been acquired for investment purposes only.  Except as set forth above, Mr. Honig has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Honig may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                      Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 3,228,833 shares of the Issuer’s common stock, which represents approximately 3.4% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 3,228,833 shares of common stock of the Issuer.

(c)
The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days. Although the Reporting Person disclaims beneficial ownership of shares owned in custodial accounts of the Reporting Person's minor children for which Alan Honig, father of the Reporting Person, is custodian, on October 11, 2011, Alan Honig, as custodian, purchased 1,000,000 shares of the Issuer's common stock for the benefit of a Uniform Transfer to Minor Act account.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,228,833 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is the chairman of the board of directors of the Issuer’s majority-owned subsidiary, Sagebrush Gold Ltd. (OTCBB: SAGE), a publicly traded Nevada corporation. The Reporting Person beneficially owns 5,219,614 shares of Sagebrush, representing approximately 4.0% of the issued and outstanding shares of Sagebrush.

Item 7.                    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRY HONIG

/s/ Barry Honig

November 15, 2011